

Steve Wilson · 3rd [in]

VP, Chief Procurement Officer at FICO
San Jose, California, United States · 500+ connections ·
Contact info

FICO **FICO**

 **Santa Clara University**

Experience


VP, Chief Procurement Officer
FICO · Full-time
Apr 2020 – Present · 9 mos
San Jose, California, United States

Lead Global Procurement and Sourcing across FICO.


Equinix
1 yr 10 mos

Senior Director - Americas Procurement and Contracts
Jun 2018 – Mar 2020 · 1 yr 10 mos
Sunnyvale, Ca.

Lead North and South Americas supporting direct and indirect procurement and contracts for Equinix. Manage spend for Americas IBX (Data Centers) and supporting groups. Oversee team throughout the United States and in Brazil.

Chief Procurement Officer (Interim)
Dec 2018 – Aug 2019 · 9 mos
Redwood City, Ca.

Oversee global procurement, reporting to the CFO. Leverage over $2.5B in spend, implementing new systems/processes to scale for growth and deployed complete category management methodology across the company. Built cohesive global team across North America, CALA, EMEA and APAC.


FastPencil
11 yrs 1 mo

Board Member
Feb 2009 – Feb 2020 · 11 yrs 1 mo

CEO
Feb 2009 – Jul 2018 · 9 yrs 6 mos

Co-Founded and managed all business operations of on-line startup. Our product is a SaaS application for writing, collaboration, formatting, publishing and distribution. This product will support a white-label end-to-end self-publishing or content management business. Company was sold to Courier Corporation in 2013.


Vice President, Global Supply Chain
VeriSign
May 2006 – Feb 2009 · 2 yrs 10 mos

Oversee global Sourcing, Procurement, Travel, Accounts Payable, Contracts, Systems, Projects and Operations. Managed all spend and the entire supply chain.


Director, Global Sourcing and Procurement
Yahoo!
Dec 2000 – May 2006 · 5 yrs 6 mos

Top procurement officer managing global contracts and spend worldwide. Responsible for over $1.2B in contracts. Managed group of 60 people.

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Education


Santa Clara University
MBA, Finance
1999 – 2002


San Jose State University
BS, Business
1989 – 1991

Skills & endorsements

Skills & Endorsements

Start-ups · 84

Endorsed by **Carl Bressler and 4 others who are highly skilled at this**

Endorsed by **7 of Steve's colleagues at FastPencil**

SaaS · 34

Bruce Butterfield and 33 connections have given endorsements for this skill

Leadership · 32

Endorsed by **2 of Steve's colleagues at FastPencil**

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Recommendations

Received (0) Given (4)

Michael Bertoldo
Project Manager at BR Printers
November 23, 2020, Steve managed Michael directly

I worked with Mike for almost 8 years and he is one of the most loyal employees who I've ever employed. Mike has a nice complement of technical and personal skills to assist on a multitude of projects. His honesty, passion, integrity and dedication are further qualities that allow Mike to get t... See more

David Claytor
Director, Enterprise Engineering at Facebook
June 22, 2010, Steve managed David directly

I have now worked with Dave at three different companies. There is no one in the business world that I feel more comfortable counting on to get the job done write and on time. Dave is smart, responsible and meticulous. He cares about his work and the team he's a part of. Dave is a star.

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